

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

James W. Peters
Chief Financial Officer
WHIRLPOOL CORP /DE/
2000 North M-63
Benton Harbor, MI 49022

> **Re: WHIRLPOOL CORP /DE/**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 14, 2024**
> **File No. 001-03932**

Dear James W. Peters:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing